Filed Pursuant to Rule 433
Registration Statement No. 333-134424
May 24, 2006

IMPORTANT INFORMATION -- PLEASE READ

The IHC Stock Ownership Plan (the Stock Ownership Plan) described in the attached communication, provides for the issuance of shares of common stock of Independence Holding Company (IHC) under IHC's 2006 Stock Incentive Plan (the 2006 Plan). The issuance of any shares under the 2006 Plan, including the shares issuable in connection with the Stock Ownership Plan, is subject to the approval of the IHC stockholders. IHC has submitted the 2006 Plan for approval at IHC's Annual Meeting of Stockholders, scheduled for June 15, 2006. If stockholder approval is not received, the 2006 Plan and the Stock Ownership Plan will be null and void.

Independence Holding Company (the issuer) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling Independence Holding Company at (203) 358-8000, or you may obtain it by visiting the issuer’s website at www.independenceholding.com and selecting the “SEC Filings” option under the “Investors” drop-down menu.

IHC

Stock Ownership Plan

Partnership to Ownership

Introducing
The IHC Stock
Ownership Plan
A General Agent Wealth Building Program

From the desk of Scott M. Wood Co-Chief Operating Officer of Independence Holding Company

Welcome to the IHC Stock Ownership Program!

Independence Holding Company (IHC) is rewarding your efforts and success in marketing our products with the creation of a stock ownership program, designed to allow you to become an owner (stockholder) of the company. We know that your efforts are critical to our success, and this program allows you to participate in the financial success of our company by granting you IHC stock certificates.

IHC is a publicly-traded company (NYSE: IHC) with assets in excess of $1 billion. Over the past 5 years IHC stock has nearly tripled in value.

This is a very unique opportunity to truly partner with your insurance company—a fantastic way to move from Partnership to Ownership. I encourage each of you to make the most of this program and write your business with IHC. It will help your bottom line and increase the value of your new ownership stake in IHC.

With regards,

Scott M. Wood,
Co-Chief Operating Officer, Independence Holding Company

Historical Closing Prices of Independence Holding Company* NYSE: IHC

*The value of a share fluctuates over time. Past performance is not a guarantee of future results of IHC stock.

How the plan works...

Eligibility
To be eligible for the award, a General Agent needs to be contracted with any IHC member company and be in good standing at the end of the award period. Up to 6,000 shares are available to be awarded to all General Agents during the first six-month period. An eligible General Agent can earn up to 500 shares per award period (600 with bonus, see below).

New General Agents
If you have signed up with an IHC member company after the beginning of a production phase, the minimum premium for eligibility will be prorated accordingly. Contact an IHC member company for details.

Qualification Period
The qualification phase will be divided into three 6-month award periods. The first qualification period begins July 1, 2006 and ends on December 31, 2006. At the end of each award period, the total will be tallied and stock will be issued.

Qualifying Premium
The minimum amount of combined annualized premium to qualify for awards is $150,000. At $150,000, you will automatically be issued 15 shares of IHC stock. Additional shares are issued according to the table below.

Special 100 Share Bonus for Selling Multiple Product Lines
If the qualifying new business premium is spread over at least three IHC product lines, the General Agent is eligible for a one-time bonus payout. 100 shares will be awarded to a General Agent whose production:

1) Meets or exceeds $500,000 in combined annualized premium with

2) At least $50,000 in each of at least three of the IHC product lines (STM, Dental, Small Group, Limited Medical, and Individual).

Here's an example of a General Agent getting the most out of the IHC Stock Ownership Plan
A General Agent has $2,000,000 in combined annualized premium for IHC products during the six-month award period.

He or she will earn:

          100 shares on the first $1,000,000 of premium
                     $1,000,000 / $10,000 increments = 100 shares

          200 shares on the second $1,000,000 of premium
                    $1,000,000 / $5,000 increments = 200 shares

Total: 300 shares

BONUS SHARES: If the qualifying new business premiums was spread over at least three IHC product lines, the General Agent is eligible for the bonus payout of an additional 100 shares.

Total with bonus: 400 shares

IHC stock price on the New York Stock Exchange (as of May 10, 2006): $21.25

Value of this award: $8,500

How annualized premium is calculated

Product Type	Premium	How it is annualized?

Small group Individual/Family Dental Limited Medical	Monthly gross premium equals all commissionable premium due for the first month of coverage. Cases issued and cancelled within the same month will not be counted.	First month's premium x 12

Short-term	Monthly gross premium equals all commissionable premium due for the first month of coverage. Cases issued and cancelled within the same month will not be counted.	First month's premium x 6

Independence Holding Company (IHC) is a publicly traded company (NYSE:IHC), with assets in excess of $1 billion, that has been providing life and health insurance solutions for over 25 years. In the last five years, IHC's publicly traded stock has nearly tripled in value.*

*The value of a share fluctuates over time. Past performance is not a guarantee of future results of IHC stock.

If production requirements are not met or a general agent contract is terminated, all Awards will be forfeited. The participating general agent must remain in good standing with IHC.

IHC reserves the right at any time to modify, amend, suspend or terminate this program.

IHC Stock Ownership Plan 5-06